File No. 70-9077



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________

                         AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)


                              * * *


             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215



                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)




     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935, and AEP Resources, Inc. ("Resources"), a wholly-owned nonutility subsidiary of American, hereby amend their joint Application or Declaration on Form U-1 in File No. 70-9077.
     1. By amending and restating the sixth paragraph under Compliance with Rule 54 as follows:
     "Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,540,440,000) represented an increase of approximately $32,481,000 (or 2.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,507,959,000); and (iii) for the fiscal year ended December 31, 1996, American did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs."
     2. By filing the Balance sheets, per books, as of March 31, 1997 and statements of income and retained earnings for the twelve months then ended of American and of American and its subsidiaries consolidated. Balance sheets, per books, as of March 31, 1997 and statements of income and retained earnings for the twelve months then ended of Resources and of Resources and its subsidiaries have been filed separately with a request for confidential treatment.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by its duly authorized officer.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena___________________
                                  Treasurer


Dated:  August 13, 1997